Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

December 4, 2013

VIA EDGAR

Jan Woo

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Overtech Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 4, 2013

File No. 333-191251

Dear Ms Woo:

Pursuant to the staff’s comment letter dated December 3, 2013, we respectfully submit this letter on behalf of our client, the Overtech Corp., a Nevada corporation (the “Company”).

Amendment No. 2 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about December 4, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

Risk Factors

We have limited business, sales and marketing experience in our industry, page 8

1. We note the revisions to the risk factor “We have a very limited history of operations…” on page 8 in response to prior comment 3. However, this risk factor still discusses marketing your food sales services and exploration activities and it remains unclear why these are included when it appears that your proposed business plan is to develop mobile games for the Apple and Android platforms. Similar concerns exist with respect to the exploration activities discussed on pages 23 and 25.

Company response:  The Company has revised pages 8, 23 and 25 in compliance with this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 23

2. We note that you continue to state that you believe that you will be able to raise enough money through this offering to expand operations. Please refer to prior comment 10 and tell us the basis for your belief given that this is a best efforts offering.

Company response:  The Company has revised its disclosure on page 23 to state that is does not believe that it has sufficient cash to finds its operations.

Liquidity and Capital Resources, page 25

3. We note the revisions made to the liquidity and capital resources section in response to prior comment 13 but it remains unclear how long you will be able to conduct your planned operations using currently available capital resources. You state that based on your current cash position the company will be able to maintain its status as a corporation in Nevada for twelve months but only operate for 6 months. You further state that you do not have sufficient cash to cover expenses to file required reports with the Securities and Exchange Commission and maintain status as a corporation in Nevada for the next 12 months. Please advise or revise accordingly.

Company response:  The Company has removed the text, “our status as a corporation in the State of Nevada for approximately 12 months,” from the sentence on page 25 referencing the Company’s limitation on spending.

Exhibits

Exhibit 23.2

4. Please revise the consent to reference each of the financial statement periods covered by the audit report that are included in the registration statement. In this regard, please include a reference to the period from November 13, 2012 (inception) to July 31, 2013.

Company response:  The Company auditor’s have revised their consent in compliance with this comment.  Please see Exhibit 23.2.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo